RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C-3
FOR THE YEAR ENDED DECEMBER 31, 2015

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(i)

See report of independent registered public accounting firm.